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Schedule 13D/A
CUSIP No. 51817R205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

LATAM Airlines Group S.A.

(Name of Issuer)

Shares of Common Stock without par value

American Depositary Shares, each representing 2,000 shares of Common Stock

(Title of Class of Securities)

51817R2051

(CUSIP Number)

Gabe Brecher

Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1 No CUSIP number exists for the underlying shares of Common Stock, as the Common Stock is not traded in the United States. The CUSIP number 51817R205 is only for the American Depositary Shares representing Common Stock.

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,893,846,279
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,893,846,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,893,846,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS Ashton Gate S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,231,360,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,231,360,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,231,360,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS SVP Special Situations V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,231,360,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,231,360,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,231,360,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS Wild Heath S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,943,447,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,943,447,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,943,447,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS SVP Special Situations III-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,943,447,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,943,447,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,943,447,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS Grouse Moor S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,317,326,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,317,326,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,317,326,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS SVP Special Situations IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,317,326,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,317,326,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,317,326,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS Meadow Garden S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS Green Pasture S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,571,186,895
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,571,186,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,571,186,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS SVP Dislocation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,571,186,895
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,571,186,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,571,186,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS Strategic Value New Rising Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,830,523,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,830,523,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,830,523,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS SVP New Rising Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,830,523,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,830,523,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,830,523,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A
CUSIP No. 51817R205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,893,846,279
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,893,846,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,893,846,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON IN

Schedule 13D/A
CUSIP No. 51817R205

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

On April 25, 2024, William de Wulf, a director nominee of the Reporting Persons, was elected to the Issuer’s Board of Directors at an ordinary meeting of the Issuer’s shareholders.

On July 24, 2024, the Funds entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC, each in their capacity as the representative (the “Representatives”) of the several underwriters (the “Underwriters”) named in Schedule I thereof, the Issuer and the other selling shareholders named in Schedule II thereof. Pursuant to the Underwriting Agreement, the Funds sold to the Underwriters 5,960,923 ADS, each representing 2,000 shares of Common Stock, at a price per ADS of $23.16 (the “Offering Price”) (the “Underwritten Offering”). In addition, the Funds granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the Offering Price, up to an additional 1,039,321 ADS to cover overallotments, if any.

The ADS purchased by the Underwriters were issued by JPMorgan Chase Bank, N.A. (the “Depositary”) and are evidenced by American Depositary Receipts (“ADRs”) pursuant to the Deposit Agreement, dated as of September 21, 2017, as amended by the first amendment, dated as of March 12, 2021, and the second amendment, dated as of July 24, 2024 (the “Deposit Agreement”), among the Issuer, the Depositary, and all holders from time to time of the ADRs issued thereunder evidencing ADS representing deposited shares of Common Stock.

The Underwritten Offering was effected pursuant to an automatic shelf registration statement on Form F-3 (File No. 333-280866) filed by the Issuer on July 18, 2024. The Underwritten Offering closed on July 26, 2024.

In accordance with the Underwriting Agreement, the Funds entered into a lock-up agreement with the Underwriters agreeing that, subject to certain exceptions, it may not, during period beginning on July 18, 2024 and continuing to and including the date that is 120 days after the date of the final prospectus related to the Underwriting Agreement, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Common Stock or ADS, or any options or warrants to purchase any shares of Common Stock or ADS, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or ADS (such shares of Common Stock, ADS, options, rights, warrants or other securities, collectively, the “Lock-Up Securities”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement would be settled by delivery of Common Stock, ADS or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the lock-up agreement filed as an exhibit hereto and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 604,441,789,335 shares of Common Stock outstanding as of July 18, 2024, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on July 18, 2024.

Schedule 13D/A
CUSIP No. 51817R205

(c) The disclosure in Item 4 and Schedule A of this Amendment No. 2 to Schedule 13D is incorporated by reference herein. Except for the information set forth or incorporated by reference herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth above in Item 4 of this Amendment No. 2 to Schedule 13D is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 5      Lock Up Agreement, dated July 18, 2024

Schedule 13D/A
CUSIP No. 51817R205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2024

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Chief Financial Officer

ASHTON GATE S.A.R.L.

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Manager

SVP SPECIAL SITUATIONS V LLC

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Chief Financial Officer

WILD HEATH S.A.R.L.

By:	/s/ Lewis Schwartz
	Name:	Lewis Schwartz
	Title:	Manager

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ Lewis Schwartz
	Name:	Lewis Schwartz
	Title:	Chief Financial Officer

GROUSE MOOR S.A.R.L.

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Manager

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Chief Financial Officer

MEADOW GARDEN S.A.R.L.

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Manager

Schedule 13D/A
CUSIP No. 51817R205

GREEN PASTURE S.A.R.L.

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Manager

SVP DISLOCATION LLC

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Chief Financial Officer

STRATEGIC VALUE NEW RISING FUND, L.P.

By:	SVP NEW RISING GP LTD., its general partner

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Chief Financial Officer

SVP NEW RISING MANAGEMENT LLC

By:	/s/ Lewis Schwartz

Name:	Lewis Schwartz
Title:	Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla

Schedule 13D/A
CUSIP No. 51817R205

Schedule A

The following table sets forth the shares of Common Stock sold by the Funds pursuant to the Underwritten Offering described in Item 4 of this Amendment No. 2 to Schedule 13D:

Fund	Shares
Ashton Gate	3,767,050,000
Wild Heath	528,568,000
Grouse Moor	2,172,394,000
Meadow Garden	2,844,726,000
Green Pasture	1,985,690,000
Strategic Value New Rising Fund	623,418,000